SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a -16 or 15d -16 of
 the Securities Exchange Act of 1934

Report on Form 6-K for February 3, 2004

The BOC Group plc
 Chertsey Road, Windlesham,
 Surrey GU20 6HJ
 England

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: |   | No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: |   | No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: |   | No: |X|

Enclosures:

A News Release dated 3 February 2004 announcing the Three Months Results for The BOC Group plc for the period ended 31 December 2003.

FOR IMMEDIATE RELEASE
WINDLESHAM, 3 February 2004

 The BOC Group results for the 3 months to 31 December 2003

  ‘A strong start to the year with better results from every line of business’

Summary

	First quarter fiscal 2004	First quarter fiscal 2003	Change at constant currency	Change as reported
Turnover	£1128.2m	£1035.0m	+5%	+9%
Operating profit	£136.8m	£115.5m	+11%	+18%
Adjusted operating profit	£136.8m	£118.6m	+9%	+15%
Profit before tax	£116.7m	£92.3m	+16%	+26%
Earnings per share	14.8p	11.7p	+18%	+26%
Adjusted earnings per share	14.8p	12.1p	+15%	+22%

Highlights

•	Turnover and operating profit increased in each of the Group’s three lines of business.

•	Increased operating profit in Process Gas Solutions was driven by the increased contribution from new projects, increased merchant volumes, firm pricing and by improved business efficiency leading to lower costs.

•	An underlying improvement in Industrial and Special Products’ operating profit was further strengthened by favourable movements in the South African rand and Australian dollar exchange rates.

•	BOC Edwards’ operating profit increased, reflecting improved semiconductor equipment and gases sales as well as cost reductions.

•	The performance of Afrox hospitals also improved and the results were further boosted by a favourable exchange rate movement.

•	Gist achieved flat operating profit despite the loss of general merchandise business for Marks & Spencer that was announced last year.

•	Profit before tax increased faster than operating profit, benefiting from lower interest on net debt and a higher net pension credit.

Chief executive, Tony Isaac, said

‘We are now beginning to benefit from an upturn in trading conditions around the world. Our margins were helped by firm pricing as well as business efficiency and cost saving programmes. Cash flow is strong and the changes we are making to our business portfolio with recent acquisitions and planned disposals will further strengthen the Group.’

BUSINESS SEGMENT RESULTS
All comparisons that follow are on the basis of constant exchange rates.
There were no exceptional items in the first quarter of 2004.
Adjusted operating profits in 2003 exclude exceptional items.
Comparisons are made with the fiscal first quarter a year ago unless stated otherwise.

Fiscal first quarter (year to 30 September 2004)

Business segments

	Turnover (£m)	% change	Adjusted operating profit (£m)	% change
Process Gas Solutions	320.9	+9%	46.7	+8%
Industrial & Special Products	454.7	+4%	71.5	+6%
BOC Edwards	175.0	+5%	6.0	+40%
Afrox hospitals	99.4	+7%	10.0	+12%
Gist	78.2	nc	6.1	nc
Corporate			(3.5)
Group total	1128.2	+5%	136.8	+9%

PROCESS GAS SOLUTIONS (PGS)
The increase in turnover reflected a generally improving economic environment as well as additional sales of Linde BOC Process Plants compared with a year ago, the effect of higher natural gas prices on turnover in Mexico and the acquisition of the water services business in late October 2002. Excluding these elements, which had little impact on operating profit, the increase in turnover was 5 per cent.

Firm pricing trends coupled with greater business efficiency led to the higher growth of adjusted operating profit.

Increased demand for nitrogen, particularly for food freezing, led to an overall improvement in US nitrogen volumes. New business at Celanese Clear Lake, Texas, and with Citgo at Lemont, Illinois, also contributed to an overall increase in turnover and adjusted operating profit. However, turnover comparisons in north America continued to be affected by reduced volumes of oxygen, argon and carbon dioxide to certain customers as reported in May last year.

In Europe, tonnage and merchant volumes improved across a broad range of customers leading to increased turnover. The impact of customer relocations and closures in the UK was significantly reduced and there was a better trading environment in the first quarter.

The increased turnover coupled with cost savings in plant operations and distribution led to a significant improvement in adjusted operating profit in Europe.

Increased demand from steel customers and in the general merchant business in south China was reflected in turnover growth and a more significant increase in adjusted operating profit from north Asia.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
Growth of both turnover and adjusted operating profit on a constant currency basis reflected better industrial activity in most markets. This growth was further strengthened upon translation of overseas results into sterling.

The acquisitions of businesses in Poland and Canada contributed to the growth of turnover and adjusted operating profit during the first quarter.

Turnover and adjusted operating profit increased in Europe as a result of the integration of the Polish acquisition, additional helium business and the growth of medical gases revenues.

Manufacturing activity increased in Australia leading to better sales volumes. At the same time prices remained firm and the business mix was favourable, resulting in a significant increase in adjusted operating profit. Colder weather than a year ago and improved margins led to an increased adjusted operating profit in the liquefied petroleum gas (LPG) business.

The stronger South African rand was favourable to the translation of results but it affected export volumes and there was a slowdown in manufacturing during the first quarter leading to somewhat lower turnover. Despite this, margins improved for most products including LPG so that adjusted operating profit was similar to a year ago.

Turnover and adjusted operating profit increased in Latin America with volume growth supported by strong pricing trends and the recent acquisition of an LPG distributor in Colombia.

On a global basis, medical products, helium and packaged chemicals benefited from both volume growth and firm pricing trends.

BOC has announced its intention to sell its US packaged gas business, which generated annual turnover of approximately USD 240 million in 2003, to Airgas Inc for up to USD 200 million in cash. The transaction remains subject to a definitive agreement and customary conditions, including financing and US antitrust approval.

The transaction will be earnings enhancing for BOC in the year immediately following completion. The balance of the ISP business in the US including helium, bulk medical gases, tube-trailer hydrogen and bulk gas supplies to distributors will be excluded from the disposal. This part of the business had annual turnover in excess of USD 200 million in 2003.

BOC EDWARDS
After an improvement in semiconductor equipment orders in the fourth quarter, there was a further sequential improvement in both turnover and adjusted operating profit in the first quarter.

Following earlier concern about the potential sustainability of an emerging upturn in the semiconductor industry, sentiment is strengthening. There was another increase in semiconductor equipment order intake during the quarter.

Electronic materials revenues increased in all regions but particularly so in Asia. Demand for nitrogen trifluoride (NF3) picked up in Taiwan and production was more than doubled compared with the previous quarter.

Vacuum equipment sales improved further in the first quarter with a particularly strong trend in Asia. US sales of turbomolecular pumps for on-tool applications increased and demand in Asia was strengthened by the expansion of flat panel display manufacturing.

The US dollar is BOC Edwards’ major revenue currency but manufacturing costs are mainly in sterling. The movement in the dollar exchange rate therefore affects margins. Adjusted operating profit for the first quarter of 2004 would have been approximately £4 million more at the exchange rates of a year ago. If the current dollar exchange rate persists there will be a similar negative transaction impact on each of the remaining quarters of this year.

The outlook is favourable with strengthening demand for turbomolecular pumps worldwide and strong demand for all semiconductor equipment across Asia. Increasing production of semiconductors will also continue to boost demand for electronic materials and services.

AFROX HOSPITALS
Turnover and adjusted operating profit increased on a constant currency basis and more so upon translation into sterling. Sales volumes declined slightly but margins improved as a result of changes in business mix and improved operational efficiency.

On 17 November 2003, Afrox announced that it had agreed to sell its entire shareholding in Afrox Healthcare to a consortium of Black Economic Empowerment (‘BEE’) investors led by Brimstone Investment Corporation Limited and Mvelaphanda Strategic Investments (Proprietary) Limited.

The sale by Afrox and the associated offer by the BEE consortium to minority shareholders in Afrox Healthcare remains subject to certain conditions, including clearance from the relevant competition authority. The necessary approval has already been obtained from the Johannesburg Stock Exchange.

GIST
Turnover and adjusted operating profit were approximately the same as a year ago. The growth of new business and alternative sources of income offset lost revenue and profit following the termination of general merchandise operations for Marks & Spencer that was announced last year.

Additional volumes came mainly from the expansion of the Marks & Spencer Simply Food outlets and from new business with Carlsberg-Tetley.

IMPACT OF EXCHANGE RATES
Exchange rate movements affected the comparison of results for the first quarter favourably. Translation affected the year ago turnover comparison by £34.8 million and the adjusted operating profit comparison by £7.4 million.

Although US dollar exchange rates moved unfavourably, rates for the South African rand and the Australian dollar were better. This had a particularly beneficial impact on results for Afrox hospitals and for the Industrial and Special Products line of business. The effect on Process Gas Solutions was slightly negative.

ACQUISITIONS
The principal acquisitions made since December 2002 and affecting first quarter comparisons were those of Air Products’ packaged gas business in Canada (from April 2003) and Praxair’s gases business in Poland (from February 2003). These primarily affected the Industrial and Special Products business and added some £10 million of turnover and £1.5 million of operating profit compared with a year ago.

CASH FLOW, BORROWINGS AND TAX
Operating cash flow for the quarter was £112.9 million, an improvement of £43.3 million over the same quarter last year. This improved performance was achieved through a combination of higher operating profit and better working capital management.

The improvement was also achieved despite contributions to the main UK pension scheme this year being some £8 million higher than in the same quarter last year (as indicated with the announcement of preliminary results on 13 November 2003). The quarter to 31 December 2002 was also the last period in which the Group’s gases business in Japan was still consolidated before being merged with part of Air Liquide Japan to form Japan Air Gases Limited. For 2004 as a whole, dividend income from joint ventures and associates is expected to be significantly more than the £35 million received in 2003.

Capital expenditure was lower than a year ago and there were no significant acquisition or disposal transactions. As a result, there was a net cash inflow of £25.7 million during the quarter compared with an outflow of £104.9 million a year ago.

Net borrowings at 31 December 2003 were £1,293.8 million. This was £74.3 million lower than at 30 September 2003 and £132.0 million lower than a year ago. In addition to positive net cash flow, a reduction in the sterling value of some foreign currencies, principally the US dollar, led to lower net borrowings at the end of the first quarter. The net cash inflow for the quarter illustrates the strength of cash generation across the Group, which should lead to a reduction of net debt this year.

Gearing ratios at 31 December 2003 were 37.1 per cent for net debt / capital employed and 72.9 per cent for net debt / equity, compared with 37.4 per cent and 73.4 per cent respectively at 30 September 2003. Net interest on net debt was covered 5.7 times by operating profit and adjusted operating profit. The corresponding figures for the same quarter last year were 4.5 times and 4.6 times.

Adjusted return on capital employed was 13.1 per cent, compared with 12.6 per cent at 30 September 2003. Return on capital employed (including exceptional items) was 11.5 per cent compared with 10.9 per cent at 30 September 2003. These returns are calculated on a monthly basis over the preceding 12 months.

The effective rate of tax on adjusted profit was 29.0 per cent, compared with 30.0 per cent for the same quarter last year and 29.0 per cent for the financial year ended 30 September 2003.

OUTLOOK
Business efficiency, improved productivity, firm pricing and the benefit of acquisitions will continue to underpin profit performance across the Group. Should the improvement in global economic conditions be sustained, BOC’s gases business will benefit from positive volume trends.

Meanwhile the trends in the semiconductor industry are more positive leading to a steady increase in demand for semiconductor equipment and an improving order book and profitability for BOC Edwards.

Contact:	Christopher Marsay, Director – Investor Relations Tel. 07771 730530 before 12.30pm Or 01276 477222 (International +44 1276 477222) thereafter

Notes for editors
The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs some 44,500 people and had annual sales of over £4.3 billion in 2003.

BOC is organised into three global lines of business - aligning our organisation directly to our customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards' general vacuum business.

In addition BOC has two specialised operations:

Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Afrox hospitals, the largest supplier of private health care in southern Africa.

GROUP RESULTS
3 MONTHS TO 31 DECEMBER 2003

	3 months to 31 Dec 2003			3 months to 31 Dec 2002			Year to 30 Sep 2003

	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items

	£m	£m	£m	£m	£m	£m	£m	£m	£m
TURNOVER, including share of joint ventures and associates	1,128.2	-	1,128.2	1,035.0	-	1,035.0	4,323.2	-	4,323.2
Less : Share of joint ventures	159.9	-	159.9	76.2	-	76.2	544.3	-	544.3
Share of associates	22.8	-	22.8	14.5	-	14.5	60.6	-	60.6

Turnover	945.5	-	945.5	944.3	-	944.3	3,718.3	-	3,718.3

Operating profit of subsidiary undertakings	109.2	-	109.2	101.9	(3.1)	98.8	407.4	(60.2)	347.2
Share of operating profit of joint ventures	24.8	-	24.8	13.9	-	13.9	86.8	(6.8)	80.0
Share of operating profit of associates	2.8	-	2.8	2.8	-	2.8	11.4	-	11.4

Total operating profit including share of joint ventures and associates	136.8	-	136.8	118.6	(3.1)	115.5	505.6	(67.0)	438.6
Interest on net debt	(24.2)	-	(24.2)	(25.6)	-	(25.6)	(96.1)	-	(96.1)

Interest on pension scheme liabilities	(29.8)	-	(29.8)	(27.3)	-	(27.3)	(110.2)	-	(110.2)
Expected return on pension scheme assets	33.9	-	33.9	29.7	-	29.7	119.6	-	119.6

Other net financing income	4.1	-	4.1	2.4	-	2.4	9.4	-	9.4

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	116.7	-	116.7	95.4	(3.1)	92.3	418.9	(67.0)	351.9
Tax (note 5)	(33.8)	-	(33.8)	(28.7)	1.1	(27.6)	(121.4)	25.0	(96.4)

Profit on ordinary activities after tax	82.9	-	82.9	66.7	(2.0)	64.7	297.5	(42.0)	255.5
Minority interests	(10.1)	-	(10.1)	(7.0)	0.1	(6.9)	(36.8)	0.4	(36.4)

PROFIT FOR THE PERIOD	72.8	-	72.8	59.7	(1.9)	57.8	260.7	(41.6)	219.1
Dividends	(76.3)	-	(76.3)	(76.4)	-	(76.4)	(192.1)	-	(192.1)

(Deficit)/Retained profit for the period	(3.5)	-	(3.5)	(16.7)	(1.9)	(18.6)	68.6	(41.6)	27.0

Earnings per share (note 6)
- basic	14.8p	-	14.8p	12.1p	(0.4)p	11.7p	52.9p	(8.4)p	44.5p
- diluted	14.8p	-	14.8p	12.1p	(0.4)p	11.7p	52.9p	(8.4)p	44.5p

GROUP BALANCE SHEET
AT 31 DECEMBER 2003

	At 31 Dec 2003	At 31 Dec 2002 (restated)	At 30 Sep 2003 (restated)

	£million	£million	£million
Fixed assets
- Intangible assets	195.0	182.4	206.1
- Tangible assets	2,796.8	3,046.3	2,913.4
- Joint ventures, associates and other investments	594.6	425.1	608.6

	3,586.4	3,653.8	3,728.1

Current assets	1,284.7	1,296.7	1,104.9
Creditors: amounts falling due within one year	(1,227.6)	(1,358.0)	(1,168.2)

Net current assets/(liabilities)	57.1	(61.3)	(63.3)

Total assets less current liabilities	3,643.5	3,592.5	3,664.8
Creditors: amounts falling due after more than one year	(1,209.6)	(1,181.0)	(1,133.1)
Provisions for liabilities and charges	(374.2)	(395.4)	(376.6)

Total net assets excluding pension assets and liabilities	2,059.7	2,016.1	2,155.1
Pension assets	48.9	53.9	50.7
Pension liabilities	(334.4)	(313.7)	(341.8)

Total net assets including pension assets and liabilities	1,774.2	1,756.3	1,864.0

Shareholders’ capital and reserves	1,602.9	1,618.9	1,686.7
Minority shareholders’ interests	171.3	137.4	177.3

Total capital and reserves	1,774.2	1,756.3	1,864.0

GROUP CASH FLOW STATEMENT
3 MONTHS TO 31 DECEMBER 2003

	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

	£million	£million	£million
TOTAL OPERATING PROFIT before exceptional items	136.8	118.6	505.6
Depreciation and amortisation	84.2	82.6	333.4
Net retirement benefits charge less contributions	(2.7)	5.2	5.6
Operating profit before exceptional items of joint ventures	(24.8)	(13.9)	(86.8)
Operating profit before exceptional items of associates	(2.8)	(2.8)	(11.4)
Changes in working capital and other items	(74.4)	(113.3)	(18.0)
Exceptional cash flows	(3.4)	(6.8)	(28.3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	112.9	69.6	700.1
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	1.5	0.8	35.0
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(14.7)	(23.1)	(94.4)
TAX PAID	(19.1)	(14.2)	(90.7)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(54.8)	(72.7)	(233.3)
ACQUISITIONS AND DISPOSALS	(0.1)	(65.3)	(118.3)
EQUITY DIVIDENDS PAID	-	-	(192.1)

NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING	25.7	(104.9)	6.3

TOTAL RECOGNISED GAINS AND LOSSES
3 MONTHS TO 31 DECEMBER 2003

	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

	£million	£million	£million
Profit for the period	72.8	57.8	219.1
Actuarial loss recognised on the pension schemes	-	-	(17.5)
Movement on deferred tax relating to actuarial loss on pensions	-	-	2.0
Unrealised profit on disposal of a subsidiary	-	-	8.2
Exchange translation effect on:
- results for the period	(1.5)	0.3	8.0
- foreign currency net investments	(80.2)	(5.0)	23.5

Total recognised gains and losses for the period	(8.9)	53.1	243.3

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

MOVEMENT IN SHAREHOLDERS’ FUNDS
3 MONTHS TO 31 DECEMBER 2003

	3 months to 31 Dec 2003	3 months to 31 Dec 2002 (restated)	Year to 30 Sep 2003 (restated)

	£million	£million	£million
Profit for the period	72.8	57.8	219.1
Dividends	(76.3)	(76.4)	(192.1)

	(3.5)	(18.6)	27.0
Other recognised gains and losses	(81.7)	(4.7)	24.2
Reversal of goodwill credit in total recognised gains and losses on disposal of a subsidiary	-	(0.5)	(4.2)
Shares issued	0.9	0.8	3.7
Consideration paid for the purchase of own shares held in an ESOP trust	-	-	(7.5)
Consideration received for the sale of own shares held in an ESOP trust	0.1	0.3	1.2
Credit in respect of employee share schemes	0.4	-	0.7

Net (decrease)/increase in shareholders’ funds for the period	(83.8)	(22.7)	45.1

Shareholders’ funds at 1 October – previously reported	1,734.8	1,684.1	1,684.1
Prior period adjustment (note 1)	(48.1)	(42.5)	(42.5)

Shareholders’ funds at 1 October – restated	1,686.7	1,641.6	1,641.6

Shareholders’ funds at period end	1,602.9	1,618.9	1,686.7

NOTES TO THE ACCOUNTS

1.	Basis of preparation

The results for the 3 months to 31 December 2003 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2003, except for changes arising from the adoption of UITF 38 (Accounting for ESOP trusts). This new pronouncement changes the treatment of own shares held in an ESOP trust from being a fixed asset investment to a reduction in shareholders’ funds. Consideration paid for the purchase of own shares represents the cost of shares purchased by the company. Consideration received for the sale of own shares represents the prices paid by employees on the exercise of options. The credit in respect of employee share schemes represents the charge for those schemes under UITF17 (Employee Share Schemes). Comparative figures have been restated accordingly.

Financial information for the year to 30 September 2003 has been based on the full Group accounts for that period. The 2003 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 3 months to 31 December 2003 are unaudited.

2.	Exchange rates

The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group’s results were as follows:
	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

Average rates:
- US dollar	1.71	1.57	1.60
- Australian dollar	2.38	2.82	2.62
- Japanese yen	185.74	192.41	191.01
- South African rand	11.50	15.14	13.24
Period end rates:
- US dollar	1.79	1.61	1.66
- Australian dollar	2.38	2.86	2.45
- Japanese yen	191.85	191.05	185.60
- South African rand	11.95	13.81	11.57

3.	Segmental information

a) Turnover, by business and by region, was as follows:

	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

Business analysis:	£million	£million	£million
Process Gas Solutions	320.9	300.2	1,242.7
Industrial and Special Products	454.7	416.0	1,751.2
BOC Edwards	175.0	170.1	684.1
Afrox hospitals	99.4	70.3	353.4
Gist	78.2	78.4	291.8

Continuing operations	1,128.2	1,035.0	4,323.2

Regional analysis:
Europe	296.9	284.0	1,154.4
Americas	304.8	311.7	1,238.8
Africa	165.7	122.9	585.5
Asia/Pacific	360.8	316.4	1,344.5

Continuing operations	1,128.2	1,035.0	4,323.2

b) Adjusted operating profit and operating profit, by business and by region, were as follows:

	3 months to 31 Dec 2003		3 months to 31 Dec 2002		Year to 30 Sep 2003

	Adjusted Operating Profit	Operating Profit	Adjusted Operating Profit	Operating Profit	Adjusted Operating Profit	Operating Profit

Business analysis:	£million	£million	£million	£million	£million	£million
Process Gas Solutions	46.7	46.7	43.5	42.8	184.0	177.1
Industrial and Special Products	71.5	71.5	62.0	61.0	242.7	238.2
BOC Edwards	6.0	6.0	4.1	2.8	18.5	7.9
Afrox hospitals	10.0	10.0	6.8	6.8	46.1	46.1
Gist	6.1	6.1	6.1	6.1	29.2	29.2
Corporate	(3.5)	(3.5)	(3.9)	(4.0)	(14.9)	(59.9)

Continuing operations	136.8	136.8	118.6	115.5	505.6	438.6

Regional analysis:
Europe	35.4	35.4	34.4	34.2	144.3	137.0
Americas	19.1	19.1	23.4	22.0	91.8	42.7
Africa	26.4	26.4	18.6	18.6	85.0	85.0
Asia/Pacific	55.9	55.9	42.2	40.7	184.5	173.9

Continuing operations	136.8	136.8	118.6	115.5	505.6	438.6

Adjusted means excluding exceptional items.

4.	Exceptional items

	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

	£million	£million	£million
Litigation settlement	-	-	(43.2)
Restructuring costs	-	(3.1)	(23.8)

Total operating exceptional items	-	(3.1)	(67.0)

5.	Tax
	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

	£million	£million	£million
Subsidiary undertakings	(27.4)	(26.8)	(77.9)
Share of joint ventures	(5.9)	(0.3)	(16.0)
Share of associates	(0.5)	(0.5)	(2.5)

Tax on profit on ordinary activities	(33.8)	(27.6)	(96.4)

Overseas tax included in the tax on profit on ordinary activities above was:	(27.0)	(22.4)	(69.8)

The tax charge includes a credit in respect of operating exceptional items of:	-	1.1	25.0

6.	Earnings per share
	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	72.8	57.8	219.1
Adjustment for exceptional items	-	1.9	41.6

Adjusted earnings before exceptional items	72.8	59.7	260.7

	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

	million	million	Million
Average number of 25p ordinary shares:
Average issued share capital	497.8	497.3	497.5
Less: average own shares held in trust	(5.4)	(4.5)	(5.0)

Basic	492.4	492.8	492.5
Add: dilutive share options	0.4	0.1	0.2

Diluted	492.8	492.9	492.7

7.	Reconciliation of net cash flow to movement in net debt
	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Year to 30 Sep 2003

	£million	£million	£million
Net borrowings and finance leases – at 1 October	(1,368.1)	(1,325.6)	(1,325.6)
Net cash inflow/(outflow)	25.7	(104.9)	6.3
Issue of shares	0.9	0.8	3.7
Net borrowings assumed at acquisition	-	(0.7)	(0.8)
Net liquid resources eliminated on disposal	-	-	(31.0)
Exchange adjustment	47.7	4.6	(20.7)

Net borrowings and finance leases – at period end	(1,293.8)	(1,425.8)	(1,368.1)

8.	Contingent liabilities

There has been no material change in contingent liabilities and legal proceedings since 30 September 2003.

9.	Post balance sheet events

On 27 January 2004, the Group announced that it intends to sell its US packaged gas business to Airgas for up to US$200 million in cash. The companies have signed a non-binding letter of intent and the sale is subject to a definitive agreement and customary conditions, including financing and US regulatory approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2004

By:	/s/
Name: Sarah Larkins Title: Assistant Company Secretary